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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D
                                 (Rule 13d-101)
                    Under the Securities Exchange Act of 1934


                                 Amendment No. 2



                                   LANCE, INC.
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                                (Name of Issuer)



                         $.83-1/3 PAR VALUE COMMON STOCK
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                         (Title of Class of Securities)



                                   514606 10 2
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                                 (CUSIP Number)




                              A. ZACHARY SMITH III
                         100 N. TRYON STREET, SUITE 4200
                 CHARLOTTE, NORTH CAROLINA 28202 (704) 331-7400
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 APRIL 13, 1997
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                      (Date of Event Which Requires Filing
                               of this Statement)

                  If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ].





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CUSIP No. 514606 10 2            SCHEDULE 13D   Page     2    of     6     Pages
         ---------------------                       --------    --------

  (1)     Names of Reporting Persons
          S.S. or I.R.S. Identification Nos. of Above Persons
                                                            Nan Davis Van Every
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  (2)     Check the Appropriate Box if a Member of a Group*         (a)   [   ]
                                                                    (b)   [   ]

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  (3)     SEC Use Only

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  (4)     SOURCE OF FUNDS*
                                                                             OO
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  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

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  (6)     Citizenship or Place of Organization
                                                       UNITED STATES OF AMERICA
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                       (7)     Sole Voting Power
  Number of                                                           1,648,992
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                                                                    0
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                                                          1,648,992
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                                                                              0
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                      1,648,992
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 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares*                                                         [  ]

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 (13)     Percent of Class Represented by Amount in Row (11)
                                                                           5.5%
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 (14)     Type of Reporting Person*
                                                                             IN
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                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


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ITEM 1.  SECURITY AND ISSUER.

                  This statement relates to the Common Stock, par value $.83-1/3 per share (the "Common Stock"), of Lance, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 8600 South Boulevard, Charlotte, North Carolina 28232.

ITEM 2.  IDENTITY AND BACKGROUND.

                  (a)-(c) The name of the reporting person is Nan Davis Van Every. The residence address of Mrs. Van Every is 6001 Pelican Bay Boulevard, Naples, Florida 33963. Mrs. Van Every is not currently employed.

                  (d) During the past five years, Mrs. Van Every has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) During the past five years, Mrs. Van Every has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f) Mrs. Van Every is a citizen of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  Mrs. Van Every acquired 1,297,920 shares of the Common Stock (the "Acquired Shares") under the Will dated April 7, 1987 (the "Will") of her husband, Salem A. Van Every, Jr. who died on May 27, 1990 (the "Decedent") as the sole trustee under the marital trust (the "Marital Trust") created under the Will. Since Mrs. Van Every became the beneficial owner on June 29, 1990, upon her qualification as trustee of the Marital Trust, no funds or other consideration were used in the acquisition of the Acquired Shares.

                  In addition, Mrs. Van Every also beneficially owns 351,072 shares of Common Stock (the "Other Shares") which, taking into account stock splits and stock dividends, were given to her by the Decedent, acquired pursuant to the Will or purchased by her through the Issuer's dividend reinvestment plan. Mrs. Van Every has used her personal funds in making such purchases. Mrs. Van Every beneficially owns 34,074 of these Other Shares in her capacity as trustee of several trusts (the "Family Trusts") established for the benefit of her children.

                  On December 12, 1996, Mrs. Van Every transferred an aggregate of 1,535,552 shares of Common Stock (the "Trust Shares"), including all of the Acquired Shares and 237,632 of the Other Shares, to two separate irrevocable trusts (the "Irrevocable Trusts") with substantially the same terms except with different trustees. On April 13, 1997, the Trust Shares were transferred by operation of the terms of each such Irrevocable Trust to the Nan Davis Van Every Revocable Trust dated April 1, 1992 (the "Revocable Trust") of which Mrs. Van Every is the grantor, trustee and beneficiary.


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                  At this time, the source and amount of funds that Mrs. Van
Every may use to fund future purchases of Common Stock, if any, is undetermined, although the funds for such future purchases, if any, are likely to be the personal funds of Mrs. Van Every. Future purchases, if any, Mrs. Van Every may make under the Issuer's dividend reinvestment plan will be funded through the reinvestment of dividends or through personal funds of Mrs. Van Every.

ITEM 4.  PURPOSE OF TRANSACTION.

                  Since Mrs. Van Every is the beneficial owner of the Acquired Shares not by purchase but by operation of law, she became such a beneficial owner without motive or purpose. Mrs. Van Every acquired beneficial ownership of the Other Shares either by gift without purpose or by purchase for investment. Mrs. Van Every intends to hold the Common Stock reported herein for investment.

                  Mrs. Van Every intends to evaluate the business and prospects of the Issuer and depending on her evaluation, other investment opportunities, market conditions and other factors as she may deem material, Mrs. Van Every may seek to acquire additional shares of the Common Stock in the open market or through the Issuer's dividend reinvestment plan, in private transactions or otherwise, or she may dispose of all or a portion of the shares of the Common Stock presently held or hereafter acquired.

                  As the grantor, trustee and beneficiary of the Revocable Trust, Mrs. Van Every has sole investment power to dispose or direct the disposition of the Trust Shares and sole voting power to vote or direct the voting of the Trust Shares.

                  Mrs. Van Every beneficially owns 31,000 shares of Common Stock subject to an option held by S. Lance Van Every to acquire such shares. The option became exercisable on January 31, 1997.

                  Except as set forth in this Item 4, Mrs. Van Every has no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 to Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

                  (a) The aggregate number of shares of the Common Stock beneficially owned by Mrs. Van Every pursuant to Rule 13d-3 of the Securities and Exchange Act of 1934 is 1,648,992, which constitutes approximately 5.5% of the outstanding shares of the Common Stock.

                  (b) The 1,648,992 shares of Common Stock reported herein as beneficially owned by Mrs. Van Every are held either directly by Mrs. Van Every or in her capacity as trustee under the Family Trusts or the Revocable Trust. Mrs. Van Every has the sole investment power to dispose or direct the disposition of these shares and she has the sole voting power to vote or direct the voting of these shares.


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                  (c) Mrs. Van Every has not acquired or disposed of any shares of Common Stock during the past 60 days, except 1,535,552 shares were transferred from the Irrevocable Trusts to the Revocable Trust on April 13, 1997 pursuant to the terms of each Irrevocable Trust.

                  (d) No person other than Mrs. Van Every has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Mrs. Van Every, except as follows:

                            (i) the beneficiaries under the Family Trusts have
certain rights to receive dividends from, or the proceeds from the sale of, the shares of the Common Stock, described in Item 5(b), held by such Family Trusts.

                            (ii) Mrs. Van Every has pledged 48,366 shares of the
Common Stock, described in Item 5(b), to a bank as collateral for various loan obligations unrelated to any purchase of shares of the Common Stock. Mrs. Van Every has the power to direct the pledgee to sell such shares and use the proceeds to reduce the outstanding loan obligations.

                  (e) This item is inapplicable and has been omitted.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO SECURITIES OF THE ISSUER.

                  See Item 4 regarding certain shares held subject to an option agreement.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit A.    Letter Agreement dated July 22, 1996 between Nan D.
                       Van Every and S. Lance Van Every (Previously filed as Exhibit C to Amendment No. 1 of this Schedule 13D and incorporated herein by reference).



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         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



s/ Nan Davis Van Every                                            May 16, 1997
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Nan Davis Van Every




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